SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Telemig Celular Participações S.A.
(Telemig Cellular Holding Company)
(Translation of Registrant's Name Into English)

SCN QUADRA 4, Ed. Centro Empresarial Varig Bloco B Torre Oeste Sala 702 - A
70714-000 Brasilia - DF,
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No ___X____

FUTURETEL S.A.	OPPORTUNITY MEM S.A.
CNPJ/MF: 02.465.783/0001-04	CNPJ/MF: 02.607.723/0001-89
NIRE: 33.300.16766-8	NIRE: 33.300.26037-4
NEWTEL PARTICIPAÇÕES S.A.	TELPART PARTICIPAÇÕES S.A.
CNPJ/MF: 02.604.997/0001-14	CNPJ/MF: 02.591.814/0001-73
NIRE: 33.300.26042-1	NIRE: 33.300.26038-2
TELEMIG CELULAR PARTICIPAÇÕES S.A.	TELE NORTE CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF: 02.558.118/0001-65	CNPJ/MF: 02.558.154/0001-29
NIRE: 53.300.00577-0	NIRE: 53.300.00576-1
TELEMIG CELULAR S.A.	AMAZÔNIA CELULAR S.A.
CNPJ/MF: 02.320.739/0001-06	CNPJ/MF: 02.340.278/0001-33
NIRE: 31.300.01299-9	NIRE: 15.300.01829-3

M A T E R I A L F A C T

In compliance with CVM Instruction 358, dated as of January 03, 2002, Futuretel S.A., Opportunity Mem S.A., Newtel Participações S.A., Telpart Participações S.A., Telemig Celular Participações S.A., Tele Norte Celular Participações S.A., Telemig Celular S.A. and Amazônia Celular S.A. make public that, on March 17, 2005, they became aware that the Federal Court of the United States of America, located in New York City, granted a preliminary injunction to bar CVC/Opportunity Equity Partners, Ltd. and Mr. Daniel Valente Dantas from proceeding, directly or indirectly, or causing or allowing some other person to proceed, directly or indirectly, with the auction or sale of the direct or indirect interest of CVC/Opportunity Equity Partners, L.P. in Telemig Celular S.A. or in Amazônia Celular S.A.

Rio de Janeiro, March 17, 2005.

FUTURETEL S.A.	OPPORTUNITY MEM S.A.
Verônica Valente Dantas	Verônica Valente Dantas
Investor Relations Officer	Investor Relations Officer

NEWTEL PARTICIPAÇÕES S.A.	TELPART PARTICIPAÇÕES S.A.
Maria Amalia Delfim de Melo Coutrim	Ricardo Wiering de Barros
Investor Relations Officer	Investor Relations Officer

TELEMIG CELULAR PARTICIPAÇÕES S.A.	TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Ricardo Del Guerra Perpetuo	Ricardo Del Guerra Perpetuo
Investor Relations Officer	Investor Relations Officer

TELEMIG CELULAR S.A.	AMAZÔNIA CELULAR S.A.
Ricardo Del Guerra Perpetuo	Ricardo Del Guerra Perpetuo
Investor Relations Officer	Investor Relations Officer

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2005

Telemig Celular Participações S.A.

By:	/s/ Ricardo Del Guerra Perpetuo
Name:	Ricardo Del Guerra Perpetuo
Title:	Chief Financial Officer and Head of Investor Relations